UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                   (Mark One)

  (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of
                             1934 (No Fee Required)

                   For the fiscal year ended December 31, 2008

                                       OR

         ( ) Transition report pursuant to Section 15(d) of the Securities
                     Exchange Act of 1934 (No Fee Required)

                   For the transition period from       to

                         Commission file number 1-10026

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements...............................................4-11

Supplemental Schedule*

Schedule of Assets (Held at End of Year) .....................................12

Schedule of Reportable Transactions...........................................13

* Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature.....................................................................14

Exhibits

23. Consent of Independent Registered Public Accounting Firm..................15

             Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
Albany, New York
June 24, 2009

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                                                          2008             2007
Assets
Investments, at fair value
      Registered investment companies                                                 $124,047,256     $210,244,764
      Albany International Class A common stock                                         14,271,054       36,104,794
      Participant loans                                                                  4,560,206        6,551,683
      Common/collective trust                                                           44,718,576       47,768,381
      Cash - interest bearing                                                                2,195            1,122
                                                                                      ------------     ------------
                 Total investments                                                     187,599,287      300,670,744
                                                                                      ------------     ------------
Employer contribution receivable
                                                                                         1,675,387        1,683,555
                                                                                      ------------     ------------
                 Total assets                                                          189,274,674      302,354,299
                                                                                      ------------     ------------
Liabilities
Other liabilities                                                                             --             35,966
                                                                                      ------------     ------------
                 Total liabilities
                                                                                              --             35,966
                                                                                      ------------     ------------
                 Net assets available for benefits at fair value                       189,274,674      302,318,333
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
  contracts                                                                                584,617         (361,438)
                                                                                      ------------     ------------
                 Net assets available for benefits                                    $189,859,291     $301,956,895
                                                                                      ============     ============


     The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

--------------------------------------------------------------------------------

                                                                                           2008             2007
Additions
Investment income
      Interest and dividend income from investments                                   $  7,766,040    $  14,214,824
      Interest income, participant loans                                                   390,657          508,663
      Net (depreciation)/appreciation in fair value of investments                     (96,432,242)       3,988,479
                                                                                      ------------    -------------
                                                                                       (88,275,545)      18,711,966
                                                                                      ------------    -------------
Contributions
      Employer                                                                           5,952,511        6,307,459
      Participant                                                                        9,930,256       10,750,519
                                                                                      ------------    -------------
                                                                                        15,882,767       17,057,978

Other additions                                                                                 23          685,331
                                                                                      ------------    -------------
      Total (deductions)/additions                                                     (72,392,755)      36,455,275
                                                                                      ------------    -------------
Deductions

Payment of benefits                                                                     39,691,483       25,457,977
Other deductions                                                                            13,366           17,639
                                                                                      ------------    -------------

      Total deductions                                                                  39,704,849       25,475,616
                                                                                      ------------    -------------
Net (decrease)/increase                                                               (112,097,604)      10,979,659

Net assets available for benefits
      Beginning of year                                                                301,956,895      290,977,236
                                                                                      ------------    -------------
      End of year                                                                     $189,859,291    $ 301,956,895
                                                                                      ============    =============

     The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of the Albany International Corp. (the "Company") Prosperity Plus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

      Contributions

      Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen registered investment companies, a common/collective trust, a brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options. During 2008 and 2007, the Company's matching contributions of $4,277,124 and $4,626,655 included $4,055,127 (150,030 shares) and $4,199,699 (113,105 shares) of Albany International Class A common stock, respectively.

      Profit-Sharing Contribution

      The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company's contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

      Profit sharing contributions included in the Statement of Changes in Net Assets Available for Benefits were $1,675,387 and $1,683,555 for the years ended December 31, 2008 and 2007, respectively. Profit sharing contributions paid by the Company during the years ended December 31, 2008 and 2007 included $1,683,555 (43,748 shares) and $940,370 (25,964 shares), respectively, of Albany International Class A common stock.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

      Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

      Pension Purchase

      The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus Plan. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

      Payment of Benefits

      Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

      Plan Termination

      The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

      Administrative Costs

      The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $64,808 and $63,662 during 2008 and 2007, respectively.

2.    Summary of Significant Accounting Policies

      Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

      Risks and Uncertainties

      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value.

      Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

      Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

      Level 2     Inputs to the valuation methodology include:

                        o Quoted prices for similar assets or liabilities in active markets;

                        o Quoted prices for identical or similar assets or liabilities in inactive markets;

                        o Inputs other than quoted prices that are observable for the asset or liability;

                        o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

                  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

      Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

      Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

      Investments in registered investment companies are valued using active markets at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

      The investment in the common/collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end.

      The common stock of Albany International Corp. is valued using active markets at the latest quoted price on the last business day of the year.

      Participant loans are valued at amortized cost which approximates fair value.

      These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

      Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants included in payment of benefits are $365,783 and $357,830 for the years ended December 31, 2008 and 2007, respectively. Interest income is recorded as earned.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

      Payment of Benefits

      Benefit payments are recorded when paid.

      Recent Accounting Pronouncements

      In May 2008, the FASB issued FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (FAS No. 162). FAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. FAS No. 162 is effective for the plan year 2009 financial statements. It is expected that the adoption of FAS No. 162 will not have a material effect on the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      In September 2006, the FASB issued FAS No.157, "Fair Value Measurements" (FAS No. 157). FAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Adoption of this Standard on January 1, 2008 did not have a material effect on the financial statements.

      Relative to FAS 157, the FASB issued FASB Staff Positions (FSP) FAS 157-1, FAS 157-2, and FAS 157-3. FSP FAS 157-1 amends FAS 157 to exclude FAS No. 13, "Accounting for Leases" (FAS 13), and its related interpretive accounting pronouncements that address leasing transactions, while FSP FAS 157-2 delays the effective date of the application of FAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. FSP FAS 157-3 clarifies the application of FAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This FSP is effective immediately and includes those periods for which financial statements have not been issued.

      In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". FSP No. FAS 157-4 amends FAS No. 157 to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. FSP No. FAS 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. FSP No. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. It is expected that the adoption of FSP No. FAS 157-4 will not have a material effect on the financial statements.

3.    Investments

      The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

                                    Level 1               Level 2              Level 3              Total
Registered investment
 companies                        $124,047,256          $        --          $       --          $124,047,256
Albany International Class
 A common stock                     14,271,054                   --                  --            14,271,054
Cash - interest bearing                  2,195                   --                  --                 2,195
Common/collective trust                     --           44,718,576                  --            44,718,576
Participant loans                           --                   --           4,560,206             4,560,206
                                  ------------          -----------          ----------          ------------
Total investments                 $138,320,505          $44,718,576          $4,560,206          $187,599,287
                                  ============          ===========          ==========          ============

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

                                                                   Participant
                                                                      Loans

Balance, beginning of year                                        $   6,551,683
    Purchases, sale, issuances and settlements (net)                 (1,991,477)
                                                                  -------------
Balance, end of year                                              $   4,560,206
                                                                  =============

Plan investments as of December 31, 2007 were as follows:

Investments at fair value as determined by quoted market price:
    Registered investment companies                               $ 210,244,764
    Albany International Class A common stock                        36,104,794
    Cash - interest bearing                                               1,122
                                                                  -------------
                                                                    246,350,680

Investments at estimated value:
    Common/collective trust                                          47,768,381
    Participant loans                                                 6,551,683
                                                                  -------------
                                                                     54,320,064
                                                                  -------------
    Total investments                                             $ 300,670,744
                                                                  =============

      The following investments represent 5% or more of net assets available for benefits at December 31:

                                                2008          2007

PIMCO Total Return Fund                     $12,272,785   $      --
Vanguard Institutional Index Fund            27,539,549    49,152,097
Vanguard Mid-Cap Index Fund                        --      15,205,064
Vanguard Target Retirement 2015 Fund         14,739,286    23,634,975
Vanguard Target Retirement 2025 Fund         13,672,097    20,401,202
Albany International Class A Common Stock    14,271,054    36,104,794
Vanguard Winsor Fund                               --      42,329,542
Vanguard International Growth Fund                 --      21,503,840
Eaton Vance Large Cap Value Fund             20,033,194          --
Vanguard Retirement Savings Trust            45,303,193    47,406,943

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

      During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                2008            2007

Albany International Class A common stock   $(24,127,425)   $ 4,885,340
Registered investment companies              (72,304,817)      (896,861)
                                            ------------    -----------
                                            $(96,432,242)   $ 3,988,479
                                            ============    ===========

4.    Albany International Class A Common Stock Fund

      Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock fund is as follows:

                                                                   December 31,
                                                           ----------------------------
                                                                2008            2007
Net assets
  Albany International Class A common stock                $ 14,271,054    $ 36,104,794
  Employer profit sharing contribution receivable             1,608,175       1,683,555
                                                           ------------    ------------
                                                           $ 15,879,229    $ 37,788,349
                                                           ============    ============
Changes in net assets
  Investment (expense)/income                              $(24,127,425)   $  4,885,285
  Dividend income                                               453,312         443,352
  Employer matching contribution                              4,055,127       4,199,699
  Employer profit sharing contribution                        1,608,175       1,683,555
  Employee contributions                                        176,446         138,168
  Payment of benefits                                        (3,038,592)     (2,696,219)
  Other deductions, net                                         (23,163)         (4,432)
  Net transfers to/from participant directed investments     (1,013,000)     (8,804,298)
                                                           ------------    ------------
                                                           $(21,909,120)   $   (154,890)
                                                           ============    ============

5.    Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest rates on loans are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.25% and 10.25% at December 31, 2008). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

6.    Related Party Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor's Albany International Class A common stock. The Plan purchased $8,656,415 and $6,295,457 and sold $6,375,258 and $12,078,816 of Albany
      International Class A common stock during the years ended December 31, 2008 and 2007. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8.    Subsequent Events

      Effective January 1, 2009, as a result of a plan amendment, eligible employees that have attained age 21, hired on or after January 1, 2009 shall automatically become Participants in the Plan for purposes of making Participant Contributions on the date he or she is first employed. Unless otherwise elected, the employee will be treated as having elected to have the Company make Pre-Tax Participant Contributions beginning thirty days after hire in specified percentages established in the Plan document.

      In addition, for each plan year beginning January 1, 2009, the Company shall contribute a safe harbor Non-Discretionary Matching Contribution to the Plan as follows: A Non-Discretionary Matching Contribution equal to the sum of 100% of the amount of the Participant's Pre-Tax Participant Contribution (excluding certain Catch-Up Contributions) that are not in excess of four percent of the Participant's Compensation, plus 50% of the amount of the Participant's Pre-Tax Participant Contribution (excluding certain Catch-Up Contributions) that exceed 4% of the Participant's Compensation but are not in excess of six percent of the Participant's Compensation. The Non-Discretionary Matching Contribution and Compensation will be determined for the entire Plan Year.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2008
--------------------------------------------------------------------------------

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - "Schedule of Assets (Held at End of Year)"

(a)            (b)                                   (c)                                 (d)                  (e)
                                                Description of
                                             investments including
      Identity of Issue/Borrower,        maturity date, rate of interest,                                   Current
     Lessor or Similar Party            collateral, par, or maturity value               Cost                Value
 *   Eaton Vance Lg Cap Val               Registered Investment Company              $ 20,033,194        $ 20,033,194
 *   Julius Baer Intl Eq Fund II          Registered Investment Company                 9,159,950           9,159,950
 *   PIMCO Total Return Fund              Registered Investment Company                12,702,654          12,272,785
 *   Royce Premier Fund                   Registered Investment Company                 6,808,173           4,928,161
 *   Vanguard Inst Index Fund             Registered Investment Company                37,476,968          27,539,549
 *   Vanguard Mid-Cap Index Fund          Registered Investment Company                11,684,457           8,045,774
 *   Vanguard Morgan Growth Fund          Registered Investment Company                 3,438,637           2,181,832
 *   Vanguard Tgt Retirement 2005         Registered Investment Company                 2,056,475           1,741,320
 *   Vanguard Tgt Retirement 2015         Registered Investment Company                18,004,597          14,739,286
 *   Vanguard Tgt Retirement 2025         Registered Investment Company                17,597,746          13,672,097
 *   Vanguard Tgt Retirement 2035         Registered Investment Company                 7,999,910           5,910,959
 *   Vanguard Tgt Retirement 2045         Registered Investment Company                 2,761,925           2,004,169
 *   Vanguard Target Retirement Inc       Registered Investment Company                   988,507             894,197
 *   VGI Brokerage Option                 Vanguard Brokerage Option                     2,025,958             923,983
 *   Vanguard Retire Savings Trust        Common/Collective Trust                      45,303,193          45,303,193
 *   AI Stock Fund                        Company Stock Fund                           28,153,243          14,271,054
 *   Vanguard cash account -
      interest bearing                    Cash                                              2,195               2,195
 *   Loan Fund                            Participant loans (for a term not             4,560,206           4,560,206
                                          exceeding 20 years at interest rates       ------------        ------------
                                          ranging from 4.25% to 10.25%)
     Total assets held for investment
      purposes                                                                       $230,757,988        $188,183,904
                                                                                     ============        ============

 *   Party-in-interest

Albany International Corp.
Prosperity Plus Savings Plan
Schedule of Reportable Transactions
Year Ended December 31, 2008
--------------------------------------------------------------------------------

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(j) - "Schedule of Reportable Transactions"

                   Description of Asset
                (include interest rate and                                           Historical      Current Value        Historical
  Identity of     maturity in the case of a        Purchase           Selling           Cost          of Asset on            Gain
Party Involved               loan)                   Price             Price          of Asset      Transaction Date         (Loss)
------------------------------------------------------------------------------------------------------------------------------------
  Vanguard        EatonVanceLgCapVal             $20,033,194.33                                      $20,033,194.33
  Vanguard        EatonVanceLgCapVal                              $         --     $         --                --      $       --
  Vanguard        Vanguard Inst Index Fund         5,693,920.17                                        5,693,920.17
  Vanguard        Vanguard Inst Index Fund                          9,446,497.17     9,911,192.37      9,446,497.17     (464,695.20)
  Vanguard        Vanguard Retire Savings Trust   18,883,101.00                                       18,883,101.00
  Vanguard        Vanguard Retire Savings Trust                    20,986,850.80    20,986,850.80     20,986,850.80               --

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Albany International Corp. Prosperity
                                           Plus Savings Plan
                                           -------------------------------------
                                                      (Name of Plan)

Date: June 26, 2009                        /s/ David Pawlick
-------------------                        -------------------------------------
                                           David Pawlick
                                           VP - Controller